RAISE GREEN, INC.
A Delaware Corporation

Financial Statements

Unaudited and Self-Certified

December 31, 2021 and 2022
RAISE GREEN, INC.

For the years ended December 31, 2021 and December 31, 2022

Raise Green, Inc

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1000 Business Advantage Cash Rewards - 6728 (6728)	0.00
1010 SVB Checking	68,896.92
1072 Bill.com Money Out Clearing	0.00
Total Bank Accounts	**$68,896.92**
Accounts Receivable	
1100 Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
1200 Prepaid Expenses	20,254.00
Accrued Revenue	2,244.48
Inventory Asset	0.00
Unbilled Revenue	1,000.00
Uncategorized Asset	0.00
Total Other Current Assets	**$23,498.48**
Total Current Assets	**$92,395.40**
Fixed Assets	
1400 Computers	4,194.31
Accumulated Depreciation	-2,242.91
Total Fixed Assets	**$1,951.40**
TOTAL ASSETS	**$94,346.80**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable	42,156.93
Accounts Payable (A/P) - EUR	0.00
Total Accounts Payable	**$42,156.93**
Credit Cards	
2200 SVB Credit Card	7,355.71
Total Credit Cards	**$7,355.71**
Other Current Liabilities	
2300 Accrued Interest	50,656.92
2400 Accrued Expenses	46,678.35
2500 Payroll Tax Payable	
2510 NY Family Leave Insurance	0.00
2520 NY State Disability Insurance	0.00
2530 Social Security	0.00

These financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them. Substantially all disclosures required by GAAP Basis Financial Statements have been omitted. Accrual basis.

Raise Green, Inc

Balance Sheet

As of December 31, 2022

	TOTAL
Total 2500 Payroll Tax Payable	**0.00**
Out Of Scope Agency Payable	0.00
Total Other Current Liabilities	**$97,335.27**
Total Current Liabilities	**$146,847.91**
Long-Term Liabilities	
2600 IBM	0.00
2700 Notes Payable - Matthew Moroney	50,000.00
2710 Notes Payable - Murtha Cullina	0.00
2800 CT Recovery Bridge Loan	0.00
2900 PPP Loan	0.00
2950 Convertible Debt	600,000.00
Long Term Accrued Expenses	66,030.70
Total Long-Term Liabilities	**$716,030.70**
Total Liabilities	**$862,878.61**
Equity	
3000 Opening Balance Equity	0.00
3030 Common Stock	92.00
3050 APIC - SAFE	1,899,371.93
3100 Owner's Investment	6,685.00
3150 Owner's Pay & Personal Expenses	0.00
3200 Retained Earnings	-1,460,565.23
Net Income	-1,214,115.51
Total Equity	**$ -768,531.81**
TOTAL LIABILITIES AND EQUITY	**$94,346.80**

These financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them. Substantially all disclosures required by GAAP Basis Financial Statements have been omitted. Accrual basis.

Raise Green, Inc

Profit and Loss

January - December 2022

	TOTAL
Income	
4000 Crowdfunding	157,974.05
4300 Services	4,208.32
Total Income	**$162,182.37**
GROSS PROFIT	**$162,182.37**
Expenses	
6000 Marketing	
6005 Contractors	91,568.72
6015 Paid Media	37,985.93
6030 Wages & Salaries	97,889.95
6031 Benefits	7,653.12
6035 Payroll Taxes	10,533.60
Total 6000 Marketing	**245,631.32**
6050 Payroll Expenses	
6051 Wages & Salaries	0.00
6052 Payroll Taxes	0.00
6053 Benefits	0.00
Total 6050 Payroll Expenses	**0.00**
6250 Technology	
6255 Contractors	147,640.71
6270 Admin	57,448.66
6275 OE	-120,000.00
6280 Marketplace	34,307.82
Total 6250 Technology	**119,397.19**
6500 Originators	
6505 Contractors	37,231.98
6520 Wages & Salaries	171,134.13
6521 Benefits	5,815.20
6525 Payroll Taxes	13,844.58
Total 6500 Originators	**228,025.89**
6750 Investors	
6770 Wages & Salaries	135,277.31
6771 Benefits	9,302.00
6775 Payroll Taxes	11,532.36
Total 6750 Investors	**156,111.67**

Raise Green, Inc

Profit and Loss

January - December 2022

	TOTAL
7000 Admin	
7005 Contractors	399.80
7015 Admin	85,720.50
7025 Interest Expense	1,166.25
7030 Wages & Salaries	64,166.58
7031 Benefits	4,393.44
7035 Payroll Taxes	5,044.50
7040 Facilities	11,220.00
7050 Retreat	220.00
Total 7000 Admin	**172,331.07**
7250 Sales	
7255 Contractors	75,409.00
7270 Paid Media	861.00
7275 Events	1,180.00
7280 Payroll Taxes	1,273.81
7285 Wages & Salaries	12,625.00
Total 7250 Sales	**91,348.81**
7500 Executive	
7505 Contractors	25,960.00
7515 Travel and Meals	5,940.99
7520 Wages & Salaries	208,963.76
7521 Benefits	11,901.64
7525 Payroll Taxes	20,298.78
7530 Admin	5,986.45
Total 7500 Executive	**279,051.62**
7750 Legal & Compliance	
7755 Legal	61,500.62
7760 State Taxes	4,311.87
Total 7750 Legal & Compliance	**65,812.49**
Bank Charges & Fees	0.00
Depreciation Expense	1,115.82
Interest Expense	30,000.00
Uncategorized Expense	1,545.00
Total Expenses	**$1,390,370.88**
NET OPERATING INCOME	**$ -1,228,188.51**
Other Income	
9000 Other Income	13,001.43
9250 Dividend Income	1,075.74
Total Other Income	**$14,077.17**

These financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them. Substantially all disclosures required by GAAP Basis Financial Statements have been omitted. Accrual basis.

Raise Green, Inc

Profit and Loss

January - December 2022

	TOTAL
Other Expenses	
Unrealized Gain or Loss	0.00
Exchange Gain or Loss	4.17
Total Other Expenses	**$4.17**
NET OTHER INCOME	**$14,073.00**
NET INCOME	**$ -1,214,115.51**

These financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them. Substantially all disclosures required by GAAP Basis Financial Statements have been omitted. Accrual basis.

Raise Green, Inc

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-1,214,115.51
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1200 Prepaid Expenses	-9,119.00
Accrued Revenue	-2,244.48
Unbilled Revenue	-1,000.00
Accumulated Depreciation	1,115.82
2000 Accounts Payable	-2,725.01
Accounts Payable (A/P) - EUR	0.00
2200 SVB Credit Card	-4,365.55
2300 Accrued Interest	30,965.04
2400 Accrued Expenses	-191,305.21
2530 Payroll Tax Payable:Social Security	-3,107.54
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-181,785.93**
Net cash provided by operating activities	**$ -1,395,901.44**
FINANCING ACTIVITIES	
Long Term Accrued Expenses	66,030.70
3050 APIC - SAFE	1,189,371.93
Net cash provided by financing activities	**$1,255,402.63**
NET CASH INCREASE FOR PERIOD	**$ -140,498.81**
Cash at beginning of period	209,395.73
CASH AT END OF PERIOD	**$68,896.92**

These financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them. Substantially all disclosures required by GAAP Basis Financial Statements have been omitted. Accrual basis.

RAISE GREEN, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

For the years ended December 31, 2022, 2021 and 2020 (unaudited)

	Common Stock (15 million shares authorized); $.00001 par								
	Shares		**Amount**		**Additional Paid-In Capital**		**Accumulated Deficit**		**Total**
Balance, December 31, 2019	8,000,000	$	80	$	24,585	$	(26,708)	$	(2,043)
Shares issued for cash	1,199,000		12		-		-		12
Net income (loss)	-		-		-		(506,554)		(506,554)
Balance, December 31, 2020	9,199,000	$	92	$	24,585	$	(533,262)	$	(508,585)
Net income (loss)	-		-		-		(927,304)		(927,304)
Balance, December 31, 2021	9,199,000	$	92	$	24,585	$	(1,460,566)	$	(1,435,889)
Net income (loss)	-		-		-		(1,214,116)		(1,214,116)
Balance, December 31, 2022	9,199,000	$	92	$	24,585	$	**(2,674,682)**	$	**(2,674,682)**

These financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them. Substantially all disclosures required by GAAP Basis Financial Statements have been omitted. Accrual basis.

RAISE GREEN, INC.
NOTES TO THE FINANCIAL STATEMENTS

For the years ended December 31, 2022 and 2021 (unaudited and self-certified)

Note 1 – Nature of Business and Summary of Significant Accounting Policies –

This summary of significant accounting policies of Raise Green, Inc. ("the Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity.

Business activities

Raise Green, Inc. was incorporated on March 29, 2018 under the laws of the State of Delaware, and is headquartered in Somerville, MA. The Company is a funding portal registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) that has developed and operates a technology platform to allow private companies to raise capital online, primarily focused on green energy and climate-friendly businesses.

Basis of presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year end is December 31.

Estimates

Management uses estimates and assumptions in preparing the financial statements. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Any estimates made by management have been done in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts that may, at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Property and equipment

Property and equipment are recorded at cost, less accumulated depreciation. Items with a useful life over one year are capitalized. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets which is generally five years for all assets.

Advertising costs

The Company expenses advertising costs as incurred.

Software Development

The Company capitalizes all direct costs related to internally developed software. Once the software is ready to be implemented, the Company will begin amortizing it over its estimated useful life. During the period ended December 31, 2021, the Company capitalized and subsequently impaired $120,000 of software costs due to a contract dispute of non-performance and lack of timely deliverables, which are presented in General and Administrative expenses on the Company's income statement. This cost was removed in December 2022.

Shipping and handling costs

Shipping and handling costs are expensed as incurred.

Revenue recognition

The Company recognizes revenue under ASC 606 *Revenue from Contracts with Customers*. The Company's revenue recognition policy standards include the following elements:

I. Identify the contract with a customer
II. Identify the performance obligations in the contract
III. Determine the transaction price
IV. Allocate the transaction price to the performance obligations in the contract
V. Recognize revenue when (or as) the entity satisfies a performance obligation.

Revenue is recognized upon the transfer of control of promised goods or services to customers. For consulting and professional services, the transaction price is allocated to each distinct performance obligation based on consideration expected to be received upon satisfaction of the performance obligations, which is generally recognized as services rendered by Company personnel on a monthly basis. Other listing fees and fees associated with the fundraising activities of the Company's issuers are recognized when the funding rounds have been closed and proceeds have been distributed to the issuers, which is primarily 7% of the total raise. In some cases, the Company may also collect anywhere between 1.5% to 9% of the total raise, and may collect anywhere between 0% to 9% of the total shares issued by its customers under a successful funding round, depending on the terms negotiated between the Company and its customers. When agreements involve multiple distinct performance obligations, expected consideration is allocated to the performance obligations based on standalone selling prices of each performance obligation.

Investments

All investments in equity securities are initially measured at cost. Cost is based upon either the cost of the investment, the fair value of the services provided or the estimated market value of the investment at the time it was acquired, whichever can be more clearly determined. If the Company identifies an observable price change in an orderly market transaction for an identical or similar investment of the same issuer, the Company measures the equity security at fair value as of the date that the observable transaction occurred. During the year ended December 31, 2021, the Company recognized an aggregate $3,200 in additional revenue related to the acquisition of equity securities of its issuers, based on the public listing price of orderly transactions on the Company's platform. During the year ended December 31, 2022, the Company recognized an aggregate $3,700 in additional revenue related to the acquisition of equity securities of its issuers, based on the public listing price of orderly transactions on the Company's platform.

Receivables

The Company has been issued notes receivable (including debt securities) as additional consideration for services provided to its issuers, which the Company plans to hold until maturity. These instruments are recognized at amortized cost, with the initial recognition being the face value of the instrument received. During the year ended December 31, 2021, the Company was issued one instrument with a face value of $4,800 at a 4.25% interest rate, maturing in May 2026 and one instrument with a face value of $9,900 at a 5.5% interest rate, maturing in May 2033. During the year ended December 31, 2022, the Company was issued one instrument with a face value of $9,950 at a 5.5% interest rate, maturing in March 2034. During the year ended December 31, 2022, the Company was issued one instrument with a face value of $8,050 at a 5.5% interest rate, maturing in May 2034.The instruments are unsecured and the expected incoming cash flows can not reliably be estimated, thus amounts are held at face value and periodically evaluated for impairment.

Fair value measurements

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement determined based on assumptions that market participants would use in pricing and asset or liability. There are three levels that prioritize the inputs used in measuring fair value as follows:

- Level 1: Observable market inputs, such as quoted prices (unadjusted) in active markets for identically assets or liabilities;
- Level 2: Observable market inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
- Level 3: Unobservable inputs where there is little or no market data, which require the reporting entity to develop its own assumptions.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Note 2 – Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception, relies on outside sources for operating capital, and has negative operating cash flows, which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of equity, its ability to profitably operate its funding portal, and its ability to generate positive operational cash flow.

Based on its recent history and its liquidity issues that it is not probable that management’s plan will sufficiently alleviate or mitigate, to a sufficient level, the relevant conditions or events noted above. Accordingly, the management of the Company has concluded that there is substantial doubt about the Company’s ability to continue as a going concern within one year after the issuance date of these financial statements.

There can be no assurance that the Company will be able to achieve or maintain cash-flow-positive operating results. If the Company is unable to generate adequate funds from operations or raise sufficient additional funds, the Company may not be able to repay its debt obligations, continue to develop its product, respond to competitive pressures, or fund its operations. The financial statements do not include any adjustments that might result from this uncertainty.

Note 3 – Notes Payable

Notes payable consisted of the following as of December 31:

	2021	2022
Note payable to a related party (founder) with an interest rate of 1.93% per annum. Note is unsecured and the maturity date is December 31, 2025.	$ 50,000	**$ 50,000**
Notes payable to three separate individuals with an interest rate of 5% per annum on each note. Notes mature in April 2024. Notes automatically convert into equity at an 80% discount rate upon a qualified financing of $2,500,000 or upon maturity.		**100,000** -
Notes payable to an individual with an interest rate of 5% per annum on each note. Note matures either (i) if the company has achieved the Extension Milestones (defined below), April 28, 2025 or (ii) if the Company has not achieved the Extension Milestones, June 20, 2023. The Company hereby covenants and agrees with each of the holders of these Notes that it shall undertake reasonable best efforts to reasonable best efforts to (i) re-allocate the Common Stock held by members of the Company’s management team; (ii) effectuate the Omnibus Amendment No. 1 to SAFEs; and (iii) the Company’s sale and issuance of simple agreements for future equity for aggregate proceeds of at least $1,000,000 on or after the date hereof, including at least $440,000 from holders of Existing SAFEs (collectively, the “Extension Milestones”). Note automatically converts into equity at an 80% discount rate upon a qualified financing of $250,000 or upon maturity.		**500,000** -
Paycheck Protection Program loan with a 1% interest rate, maturing on February 1, 2026. Loan was both entered into and forgiven during the year ended December 31, 2021 at the amount of $26,875.	**-**	**-**

Total notes payable	650,000	$0
Current portion of notes payable	(50,000) -	650,000
Total notes payable, net of current portion	$ 600,000	$0

Future minimum payments for each of years ended December 31 are as follows:

2022	$20,000
2023	-
2024	$600,000
2025	$50,000
2026	-
Thereafter	690,000
	$ 1,360,000

SAFE notes

Between October 2019 and April 2022, the company entered into a convertible equity agreement with investors, for total proceeds of $20,000, and simple agreements for future equity ("SAFE securities") with investors for total proceeds of $2,079,597, including $100,000 of which were issued to the familial members of Company's CEO and $100,000 of which were issued to the familial members of the Company's COO at the time. The SAFE securities do not bear interest and have no maturity date.

The SAFE Agreements entitle the holder to convert the SAFE agreements into the Company's preferred stock (this classification of stock has not yet been authorized or established). The terms provide for automatic conversion of the SAFE agreements' purchase amounts into the Company's preferred stock if and upon a qualified equity financing event, which is generally defined as a transaction or series of transactions involving the issuance of the Company's preferred stock at a fixed pre-money valuation. The number of shares of preferred stock the SAFE agreement converts into is the Purchase Amount divided by the price per share determined by either: a) an $15,000,000 or $8,000,000 (dependent upon issuance date) pre-money valuation on the Company's then outstanding capitalization (as further defined in the agreements), or b) a number of shares of preferred stock equal to the purchase price divided by the price per share equal to the valuation cap at an 80% discount, as defined per the agreement, divided by the sum of all shares issued and outstanding or reserved and available for future grant immediately prior to the financing event. The convertible equity agreement issued in the amount of $20,000 has a qualified financing threshold of $250,000, contingent upon the sale of any equity securities and entitles the holder to 6% of the fully-diluted capitalization of the Company at the time the qualified financing takes place.

The Company has classified the majority of these SAFE notes as a noncurrent liability as the qualified financing event is not expected to be completed within 12 months. The $20,000 SAFE agreement with the $250,000 qualified financing threshold identified above is classified as current, as the Company is expected to complete an equity raise in excess of $1,000,000 within twelve months.

Note 4 – Equity

At inception, the Company had authorized 5,000 shares at $.001 par and issued 8,000,000 shares to its founding officers (1,000 pre-split). During the year ended December 31, 2020, the Company filed an amendment to its articles of incorporation to increase the authorized shares to 15,000,000 at $.00001 par, along with effecting an 8,000-for-1 stock split. All per-share amounts referenced in these financial statements have been retrospectively stated to account for the reverse split.

During the year ended December 31, 2020, the Company sold an aggregate 1,199,000 shares to three individuals (one of which is an officer of the Company) at par value, resulting in gross proceeds of $12. Upon separation or termination by the holders, the Company has a repurchase option for all issued shares that have not yet been released from restriction at the lower of the purchase price or the current fair value of such shares. The shares are ratably released from repurchase restriction over a period between 24-months to 48-months.

The Company has also reserved an additional 801,000 shares of common stock under its 2020 Equity Incentive Plan for future issuance of restricted shares or options.

Note 5 – Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances, and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions, except as noted below.

There is potential that future net operating losses may not be able to be recognized due to change in ownership of a loss corporation. The tax return and deferred tax asset did not reflect the potential impact of ownership changes. A determination of the testing dates, percentage ownership increases, and Section 382 limitation (if any) will be made when the NOL is utilized. The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years since inception are open for inspection.

The Company currently has tax net operating losses of approximately $1.326 million and $1.214 million as of December 31, 2021 and 2022, respectively, for which it may receive future tax benefits, resulting in estimated deferred tax assets of $278,000 and $254,000. However, as of December 31, 2022, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit, based on the federal corporate tax rate of 21%, resulting in net deferred tax assets of $nil as of December 31, 2021 and 2022.

Note 6 – Risks, Uncertainties, and Commitments

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

In December 2020, a novel strain of coronavirus (COVID-19) was reported in Wuhan, China and has spread throughout the United States and the rest of the world. The World Health Organization has declared the outbreak to constitute a "Public Health Emergency of International Concern." This contagious disease outbreak, which has not been contained, and is disrupting supply chains and affecting production and sales across a range of industries in United States and other companies as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak, as well as the worldwide adverse effect to workforces, economies, and financial markets, leading to a global economic downturn. As a result, the Company experienced a negative impact to its operating results. Regarding future operations, the related financial impact and duration cannot be reasonably estimated at this time.

As discussed further in Note 4, the Company has an outstanding SAFE agreement that entitles the holder to a 6% fully-diluted equity position upon a qualified financing event in excess of $250,000. As of the date of these financial statements, the likelihood of occurrence for meeting this contingency is unknown, therefore no additional liability has been recognized.

Note 7 – Subsequent Events

The Company has evaluated events that have occurred through April 27, 2023, the date these financial statements were available to be issued, and have identified the following events for disclosure:

Since January 1, 2023 the Company issued two additional SAFEs, resulting in gross proceeds to the Company in the amount of $693,097.

During 2022, the Company issued an aggregate 309,090 options to eleven of its employees under the 2020 Equity Incentive Plan. Pursuant to the most recently completed 409a valuation, these options have an exercise price of $.19 per share. During 2022, the Company's two founders canceled and returned an aggregate one million (1,000,000) previously issued and outstanding shares back to the treasury, which are now available to be issued under the 2020 Equity Incentive Plan.

During 2023, the Company issued an aggregate 593,385 options to eleven of its employees under the 2020 Equity Incentive Plan. Pursuant to the most recently completed 409a valuation, these options have an exercise price of $.13 per share.

During 2023, the Company is offering securities in a securities offering expected to be exempt from registration under Regulation CF. The offering campaign will be made through a registered funding portal and FINRA member.

As of April 28, 2023, the Company has secured extensions of its outstanding Convertible Notes and is currently fundraising capital in their Seed Round which they plan to close in May 2023.